Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                           Direct Dial: 202-239-3346                          E-mail: david.baum@alston.com

September 28, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 256 to the Trust’s Registration Statement on Form N-1A – KKM Enhanced U.S. Equity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the KKM Enhanced U.S. Equity Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 256 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 256”). Post-Effective Amendment No. 256 is being filed for the purpose of incorporating changes in response to SEC staff comments on Post-Effective Amendment No. 246 (SEC Accession No. 0001580642-15-003729), updating financial information and making other non-material changes with respect to the above mentioned series. As discussed with the staff, the Trust expects to request acceleration of effectiveness for this filing to Tuesday, September 29, 2015 or as soon as practicable thereafter.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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